Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

August 20, 2007
Our ref. No. PI 152

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Decision by RYOSHOKU to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on August 20, 2007

Notice of Decision by RYOSHOKU to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation subsidiary RYOSHOKU LIMITED has announced its decision to dissolve and liquidate a subsidiary, Value Price Co., Ltd.

1. Overview of Company to Be Dissolved

Name:	Value Price Co., Ltd.
Address:	176 Banchi, Iwasawa, Hanno City, Saitama Prefecture
Representative:	Kenjiro Niwa, President and Representative Director
Business:	Retail
Established:	January 19, 1996
Capital:	200 million yen
Shareholder:	KANTO RYOSHOKU LIMITED (100%)*
	Note: A wholly owned subsidiary of RYOSHOKU, which is 50.02% owned by Mitsubishi Corporation
Fiscal year-end:	February

2. Reason for Dissolution and Liquidation

Value Price will be dissolved because it has served its mission of enabling RYOSHOKU, a food wholesaler subsidiary of Mitsubishi Corporation, to acquire expertise in retailing.

3. Schedule

Completion of liquidation: late November 2007 (planned)

The dissolution and liquidation of Value Price will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

END